# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: High Tide Inc., CIK 0001847409
CUSIP: 42981E401
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 11127 - 15 Street N.E., Unit 112, CALGARY, Alberta Canada (A0), T3K 2M4
Date of event which requires filing of this statement: 09/26/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000947871-25-000310
Filed by CIK 0001766600

## Reporting persons
- SNDL Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Alberta Canada (A0); does not affirm membership in a group (box b); sole voting power 3,493,274; shared voting power 0; sole dispositive power 3,493,274; shared dispositive power 0; aggregate amount beneficially owned 3,493,274 (4% of the class)

## Item 1. Issuer
Name of issuer: High Tide Inc.
Address of issuer's principal executive offices: 11127 - 15 Street N.E., Unit 112 Calgary, Alberta Canada T3K 2M4

## Item 2. Person Filing
Name of person filing: SNDL Inc.
Address of principal business office or, if none, residence: #101, 17220 Stony Plain Road NW Edmonton, Alberta Canada T5S 1K6
Citizenship: Alberta, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,493,274.00
Percent of class: 4.0%. (Calculated based on 87,111,205 common shares reported by the Issuer to be outstanding as of September 15, 2025.)
Sole power to vote or to direct the vote: 3,493,274.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,493,274.00
Shared power to dispose or to direct the disposition:
0

Neither the filing of this Schedule 13G nor the information contained herein shall be deemed to constitute an affirmation by SNDL Inc. that it is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SNDL Inc.: /s/ Matthew Husson, Matthew Husson / General Counsel & Corporate Secretary (10/01/2025)